GENTIVA HEALTH SERVICES, INC.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

March 11, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gentiva Health Services, Inc.
Form 10-K for the fiscal year ended December 31, 2010
File No. 1-15669

Ladies and Gentlemen:

We file herewith via EDGAR Form 10-K of Gentiva Health Services, Inc. (“Company”) for its fiscal year ended December 31, 2010.

The Company’s financial statements included in the Form 10-K do not reflect any change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

If you have any questions with respect to the Form 10-K, please contact the undersigned by telephone (770-951-6101).

Very truly yours,

/S/ ERIC R. SLUSSER
Eric R. Slusser
Executive Vice President, Chief
Financial Officer and Treasurer